UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form N-SAR

For Period Ended: December 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Deer Valley Corporation Full Name of Registrant
Cytation Corp. Former Name if Applicable
4902 Eisenhower Boulevard, Suite 185 Address of Principal Executive Office (Street and Number)
Tampa, Florida 33634 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] [X] [ ]
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB for the period ended December 30, 2006 in a timely manner because it cannot complete its consolidated financial statements within the prescribed time without unreasonable effort or expense. The Registrant will file its Form 10-KSB for the period ended December 30, 2006 no later than the fifteenth calendar day following the date on which the Form 10-KSB was due.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brent A. Jones (Name)	813 (Area Code)	224-9255 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Registrant’s acquisition of Deer Valley Homebuilders, Inc. on January 18, 2006, the Registrant anticipates a change in its results of operations for the fiscal year ended December 30, 2006 when compared to the previous fiscal year. At this time, the Registrant’s financial statements are not complete and remain subject to review. As such, the Registrant cannot make a reasonable estimate of the positive change in results of operations from the prior year which will be reported on its Annual Report on Form 10-KSB for the fiscal year ended December 30, 2006, nor can it quantify the extent of any change at this time.

Deer Valley Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2007                                              By  /s/ Charles G. Masters
                          Charles G. Masters, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).